UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

Form 4							OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response 0.5
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(Print or Type Responses)
1 .Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol PharmChem, Inc. ("PCHM")						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director __XX__10% Owner ______Officer (give ______Other (specify title below) below) ____________________________
(Last) (First) (Middle) Edwards William Leland	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Day/Year March 7, 2003
(Street) 470 University Avenue			5. If Amendment, Date of Original (Month/Day/Year)				7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person _X_Form filed by More than One Reporting Person
(City) (State) (Zip) Palo Alto CA 94301	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	03/07/03	S		72,600	D	$0.0994	1,448,335	I	See Notes 1 &2

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Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)			6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) The reporting persons consist of William Leland Edwards, Palo Alto Investors, LLC, a California limited liability company ("PAI LLC"), Palo Alto Investors, a California corporation ("PAI Corp") and Micro Cap Partners, L.P., a Delaware limited partnership ("Micro Cap"). The sole manager of PAI LLC is PAI Corp. Mr. Edwards is the President and principal member of PAI LLC and the President and controlling shareholder of PAI Corp. PAI LLC is an investment adviser registered with the Securities and Exchange Commission. PAI LLC serves as investment adviser to investment limited partnerships of which it is the general partner, including Micro Cap, and to other clients. All shares owned indirectly by Mr. Edwards, PAI LLC and PAI Corp are held in client accounts, and Mr. Edwards, PAI LLC and PAI Corp disclaim beneficial ownership of such shares except to the extent of their respective pecuniary interest therein. No client account of PAI LLC, other than Micro Cap, owns more than ten percent of the outstanding stock of the Issuer. Mr. Edwards, PAI LLC and PAI Corp. are filing this Form 4 jointly as a group, but disclaim membership in a group with any other person. Micro Cap is filing this Form 4 jointly with the other reporting persons but not as a member of a group, and it expressly disclaims membership in a group. In addition, Micro Cap disclaims beneficial ownership of all securities that are the subject of this report.

(2) As of the date of this report, Mr. Edwards owns 118,323 shares directly and 1,330,012 shares indirectly through PAI. PAI owns 1,330,012 shares indirectly through client accounts, including the accounts of investment limited partnerships of which PAI acts as general partner.

Dated: March 10, 2003
PALO ALTO INVESTORS, a California corporation By: /s/ William L. Edwards, President	PALO ALTO INVESTORS, LLC By: Palo Alto Investors, a California corporation Manager By: /s/ William L. Edwards, President

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff

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Joint Filer Information:

Name: Palo Alto Investors, LLC

Address: 470 University Avenue, Palo Alto, CA 94301

Designated Filer: William L. Edwards

Issuer and Ticker Symbol: Pharmchem, Inc. (PCHM)

Statement for Month/Day/Year: March 7, 2003

Signature: Palo Alto Investors, LLC

Palo Alto Investors, a California corporation, Manager

By: /s/ William L. Edwards, President

Name: Palo Alto Investors, a California corporation

Address: 470 University Avenue, Palo Alto, CA 94301

Designated Filer: William L. Edwards

Issuer and Ticker Symbol: Pharmchem, Inc. (PCHM)

Statement for Month/Day/Year: March 7, 2003

Signature: Palo Alto Investors, a California corporation

By: /s/ William L. Edwards, President

Name: William L. Edwards

Address: 470 University Avenue, Palo Alto, CA 94301

Designated Filer: William L. Edwards

Issuer and Ticker Symbol: Pharmchem, Inc. (PCHM)

Statement for Month/Day/Year: March 7, 2003

Signature: /s/ William L. Edwards

Name: Micro Cap Partners, L.P.

Address: 470 University Avenue, Palo Alto, CA 94301

Designated Filer: William L. Edwards

Issuer and Ticker Symbol: Pharmchem, Inc. (PCHM)

Statement for Month/Day/Year: March 7, 2003

Signature: Micro Cap Partners, L.P.

By: Palo Alto Investors, LLC

By: Palo Alto Investors

By: /s/ William L. Edwards, President